UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        AMPAL AMERICAN ISRAEL CORPORATION
                        ---------------------------------
                                (Name of Issuer)

                    Class A Stock, par value $1.00 per share

                         (Title of Class of Securities)

                                    032015109
                                    ---------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 8, 2008
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  032015109

1   NAME OF REPORTING PERSON: Menora Mivtachim Holdings Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [X]
                                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF     7   SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY  8   SHARED VOTING POWER: 2,972,811 shares of Class A Stock**
OWNED BY
EACH          9   SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH   10  SHARED DISPOSITIVE POWER:  2,972,811 shares of Class A Stock**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            2,972,811 shares of Class A Stock**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):5.15%***

14  TYPE OF REPORTING PERSON:  HC

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

** Menora Mivtachim Holdings Ltd. is the beneficial owner of 2,972,811 shares of Class A Stock of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachim Finance Ltd. Menora Mivtachim Insurance Ltd. directly holds 1,124,425 shares of Class A Stock of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 1,576,486 shares of Class A Stock of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 247,498 shares of Class A Stock of the Issuer. Menora Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of Menorah Finance Ltd., holds 24,402 shares of Class A Stock of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 2,972,811 shares of Class A Stock of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

***Based on 57,702,532 shares of Class A Stock issued and outstanding as of July
     8, 2008, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

CUSIP No.  032015109

1   NAME OF REPORTING PERSON: Menora Mivtachim Insurance Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [X]
                                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF     7   SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY  8   SHARED VOTING POWER: 1,124,425 shares of Class A Stock**
OWNED BY
EACH          9   SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH   10  SHARED DISPOSITIVE POWER:  1,124,425 shares of Class A Stock**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                       1,124,425 shares of Class A Stock**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.95%***

14  TYPE OF REPORTING PERSON: IC

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

** Menora Mivtachim Holdings Ltd. is the beneficial owner of 2,972,811 shares of Class A Stock of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachi, Finance Ltd. Menora Mivtachim Insurance Ltd. directly holds 1,124,425 shares of Class A Stock of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 1,576,486 shares of Class A Stock of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 247,498 shares of Class A Stock of the Issuer. Menora Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 24,402 shares of Class A Stock of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 2,972,811 shares of Class A Stock of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

***Based on 57,702,532 shares of Class A Stock issued and outstanding as of July
     8, 2008, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

CUSIP No.  032015109


1   NAME OF REPORTING PERSON: Menora Mivtachim Pensions Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [X]
                                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF     7   SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY  8   SHARED VOTING POWER: 1,576,486 shares of Class A Stock**
OWNED BY
EACH          9   SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH   10  SHARED DISPOSITIVE POWER:  1,576,486 shares of Class A Stock**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                            1,576,486 shares of Class A Stock**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.73%***

14  TYPE OF REPORTING PERSON:  EP

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Funds Ltd. and Menora Mivtachim Mutual Funds Ltd.

** Menora Mivtachim Holdings Ltd. is the beneficial owner of 2,972,811 shares of Class A Stock of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachim Finance Ltd. Menora Mivtachim Insurance Ltd. directly holds 1,124,425 shares of Class A Stock of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 1,576,486 shares of Class A Stock of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 247,498 shares of Class A Stock of the Issuer. Menora Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 24,402 shares of Class A Stock of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 2,972,811 shares of Class A Stock of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

***Based on 57,702,532 shares of Class A Stock issued and outstanding as of July
     8, 2008, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

CUSIP No.  032015109

1   NAME OF REPORTING PERSON: Menora Mivtachim Finance Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [X]
                                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF     7   SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY  8   SHARED VOTING POWER: 271,900 shares of Class A Stock**
OWNED BY
EACH          9   SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH   10  SHARED DISPOSITIVE POWER: 271,900 shares of Class A Stock**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                              271,900 shares of Class A Stock**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.47%***

14  TYPE OF REPORTING PERSON:  HC

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

** Menora Mivtachim Holdings Ltd. is the beneficial owner of 2,972,811 shares of Class A Stock of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachim Finance Ltd. Menora Mivtachim Insurance Ltd. directly holds 1,124,425 shares of Class A Stock of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 1,576,486 shares of Class A Stock of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 247,498 shares of Class A Stock of the Issuer. Menora Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 24,402 shares of Class A Stock of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 2,972,811 shares of Class A Stock of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

***Based on 57,702,532 shares of Class A Stock issued and outstanding as of July
     8, 2008, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

CUSIP No.  032015109

1   NAME OF REPORTING PERSON: Menora Mivtachim Gemel Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [X]
                                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF     7   SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY  8   SHARED VOTING POWER: 247,498 shares of Class A Stock**
OWNED BY
EACH          9   SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH   10  SHARED DISPOSITIVE POWER: 247,498 shares of Class A Stock**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                              247,498 shares of Class A Stock**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.43%***

14  TYPE OF REPORTING PERSON:  EP

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

** Menora Mivtachim Holdings Ltd. is the beneficial owner of 2,972,811 shares of Class A Stock of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachim Finance Ltd. Menora Mivtachim Insurance Ltd. directly holds 1,124,425 shares of Class A Stock of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 1,576,486 shares of Class A Stock of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 247,498 shares of Class A Stock of the Issuer. Menora Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 24,402 shares of Class A Stock of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 2,972,811 shares of Class A Stock of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

***Based on 57,702,532 shares of Class A Stock issued and outstanding as of July
     8, 2008, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

CUSIP No.  032015109

1   NAME OF REPORTING PERSON: Menora Mivtachim Mutual Funds Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                    (a) [X]
                                                                         (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: OO*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):                                          [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF     7   SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY  8   SHARED VOTING POWER: 24,402 shares of Class A Stock**
OWNED BY
EACH          9   SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH   10  SHARED DISPOSITIVE POWER: 24,402 shares of Class A Stock**

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                               24,402 shares of Class A Stock**

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.04%***

14  TYPE OF REPORTING PERSON:  EP

* The source of the funds used for the purchase of the shares were the investment accounts of Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

** Menora Mivtachim Holdings Ltd. is the beneficial owner of 2,972,811 shares of Class A Stock of the Issuer. Mr. Menahem Gurevitch owns, directly and indirectly, 63.6% of the shares of Menora Mivtachim Holdings Ltd. Menora Mivtachim Holdings Ltd. holds 97.0% of the shares of Menora Mivtachim Insurance Ltd. and 100% of the shares of Menora Mivtachim Finance Ltd. Menora Mivtachim Insurance Company Ltd. directly holds 1,124,425 shares of Class A Stock of the Issuer. Menora Mivtachim Pensions Ltd., a wholly owned subsidiary of Menora Mivtachim Insurance Ltd., holds 1,576,486 shares of Class A Stock of the Issuer. Menora Mivtachim Gemel Ltd., a wholly owned subsidiary of Menora Mivtachim Finance Ltd., holds 247,498 shares of Class A Stock of the Issuer. Menora Mivtachim Mutual Funds Ltd., a wholly owned subsidiary of Menorah Finance Ltd., holds 24,402 shares of Class A Stock of the Issuer. Accordingly, Mr. Gurevitch may be deemed to have the sole voting and dispositive power as to the 2,972,811 shares of Class A Stock of the Issuer held by Menora Mivtachim Holdings Ltd., Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd.

***Based on 57,702,532 shares of Class A Stock issued and outstanding as of July
     8, 2008, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

Item 1. Security and Issuer
        -------------------

         This Statement on Schedule 13D relates to the shares of Class A Stock, par value $1.00 per share (the "shares of Class A Stock"), of Ampal American Israel Corporation (the "Issuer"), an Israeli company whose principal executive offices are located at 111 Arlozorov Street, Tel Aviv 62098, Israel.


Item 2. Identity and Background
        -----------------------

         This Statement is being filed by Menora Mivtachim Holdings Ltd. ("Menora Holdings"), Menora Mivtachim Insurance Ltd. ("Menora Insurance"), Menora Mivtachim Finance Ltd. ("Menora Finance"), Menora Mivtachim Pensions Ltd. ("Mivtachim Pensions"), Menora Mivtachim Gemel Ltd., ("Menora Gemel") and Menora
 Mivtachim Mutual Funds Ltd. ("Menora Mutual Funds").

         Menora Holdings is a holding company incorporated under the law of the State of Israel whose shares are traded on the Tel Aviv Stock Exchange. 63.6% of Menora Holding's outstanding shares and are held, directly and indirectly, by Mr. Menahem Gurevitch and 36.4% of the outstanding shares of Menora Holdings are held by the public. The address of Menora Holdings' principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Menora Insurance is a company incorporated under the law of the State of Israel. 97.0% of Menora Insurance's outstanding shares are held by Menora Holdings. Menora Insurance's principal business is insurance. The address of Menora Insurance's principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Menora Finance is a holding company incorporated under the law of the State of Israel. 100% of Menora Finance's outstanding shares are held by Menora Holdings. The address of Menora Finance's principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Mivtachim Pensions is a pension fund established in accordance with the laws of the State of Israel. 100% of Mivtachim Pensions's outstanding shares are held by Menora Insurance. The address of Mivtachim Pensions' principal office is Shaa'r Hair Tower, 7 Jabotinsky Street, Ramat Gan, Israel, 52136.

         Menora Gemel is a company incorporated under the law of the State of Israel. 100% of Menora Gemel's outstanding shares are held by Menora Finance. Menora Gemel's principal business is the management of provident funds. The address Menora Gemel's principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         Menora Mutual Funds is a company incorporated under the law of the State of Israel. 100% of Menora Mutual Funds's outstanding shares are held by Menora Finance. Menora Mutual Funds's principal business is the management of mutual funds. The address of Menora Mutual Funds's principal office is Menora House, 115 Allenby Street, Tel Aviv, Israel 61008.

         During the last five years, none of Menora Holdings, Menora Insurance, Menora Finance,

Mivtachim Pensions, Menorah Gemel, and Menorah Mutual Funds or, any of the directors and executive officers of the respective corporations listed on
Schedule 1 hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

         Since November 2006, Menora Insurance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds have purchased an aggregate of 2,972,811 shares of Class A Stock of the Issuer in a series of transactions.

         The sources of the funds used for the purchase of the Issuer's shares were the investment accounts of Menora Insurance Ltd., Mivtachim Pensions Ltd., Menora Gemel Ltd. and Menora Mutual Funds Ltd.

Item 4. Purpose of Transaction.
        -----------------------

         The 2,972,811 shares of Class A Stock purchased by Menora Insurance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds were purchased for portfolio investment purposes.

         Menora Holdings, Menora Insurance, Menora Finance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds currently do not have any plan or proposal, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

         (a) Menora Holdings and Menora Insurance are the beneficial owners of 1,124,425 shares of Class A Stock held by Menorah Insurance Company, which constitute approximately 1.95% of the 57,702,532 shares of Class A Stock of the Issuer, as of July 9, 2008, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

         Menora Holdings, Menorah Insurance and Mivtachim Pensions are the beneficial owners of 1,576,486 shares of Class A Stock held by Mivtachim Pensions, which constitute approximately 2.73% of the 57,702,532 shares of Class A Stock of the Issuer, as of July 9, 2008, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

         Menora Holdings, Menora Finance and Menora Gemel are the beneficial owners of 247,498 shares of Class A Stock held by Menora Gemel, which constitute approximately 0.43% of the 57,702,532 shares of Class A Stock of the Issuer, as of July 9, 2008, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

         Menora Holdings, Menora Finance and Menora Mutual Funds are the beneficial owners of 24,402 shares of Class A Stock held by Menora Mutual Funds, which constitute approximately 0.04% of the 57,702,532 shares of Class A Stock of the Issuer, as of July 9, 2006, as reported in the Issuer's most recent filing with the Securities and Exchange Commission.

         (b) Menora Holdings and Menora Insurance have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 1,124,425 shares of Class A Stock, held by Menora Insurance, which are currently beneficially owned by Menora Holdings and Menora Insurance.

         Menora Holdings, Menora Insurance and Mivtachim Pensions have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 1,576,486 shares of Class A Stock, held by Mivtachim Pensions, which are currently beneficially owned by Menora Holdings, Menora Insurance and Mivtachim Pensions.

         Menora Holdings, Menora Finance and Menora Gemel have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 247,498 shares of Class A Stock, held by Menora Gemel, which are currently beneficially owned by Menora Holdings, Menora Finance and Menora Gemel.

         Menora Holdings, Menora Finance and Menora Mutual Funds have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 24,402 shares of Class A Stock, held by Menora Mutual Funds, which are currently beneficially owned by Menora Holdings, Menora Finance and Menora Mutual Funds.

         (c) The following table sets forth all the transactions in the shares of Class A Stock of the Issuer effected by Menora Insurance Company, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds during the past sixty days. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange.


      Date of Purchase by       Number of Shares of
        Menora Insurance      Class A Stock Purchased       Price Per Share*
        ----------------      -----------------------       ----------------

        May 20, 2008                     1,599                $5.87
        May 20, 2008                       401                $5.86
        May 20, 2008                     2,000                $5.89
        May 20, 2008                     2,000                $5.85
        June 12, 2008                    1,658                $4.64
        June 15, 2008                   26,640                $4.55
        June 18, 2008                   10,000                $4.77
        June 22, 2008                   27,500                $4.72
        June 24, 2008                    3,692                $4.81
        June 24, 2008                    4,600                $4.82
        June 26, 2008                    4,350                $4.90
        June 29, 2008                   11,000                $4.72
        June 29, 2008                    1,563                $4.65
        June 29, 2008                      589                $4.63
        June 29, 2008                    1,965                $4.77
        June 30, 2008                    5,000                $4.79
        June 30, 2008                   22,000                $4.68
        June 30, 2008                    5,000                $4.77
        July 02, 2008                  101,870                $4.59
        July 02, 2008                   13,289                $4.63
        July 02, 2008                    6,000                $4.59
        July 03, 2008                   20,000                $4.58


                                     Number of Shares of
      Date of Purchase (Sales)         Class A Stock
          by Menora Gemel             Purchased (Sold)          Price Per Share*
          ---------------             ----------------          ----------------

          May 18, 2008                     1,030                    $5.78
          June 01, 2008                   16,000                    $5.77
          June 02, 2008                      270                    $5.67
          July 08, 2008                      690                    $4.44



                                     Number of Shares of
      Date of Purchase (Sales) by     Class A Stock
          Menora Mutual Funds        Purchased (Sold)           Price Per Share*
          -------------------        ----------------           ----------------

         June 11, 2008                      436                       $4.83
         June 16, 2008                    2,000                       $4.68
         June 23, 2008                    3,500                       $4.65
         June 24, 2008                    3,338                       $4.81

----------------

* The U.S. dollar price of the shares purchased on the TASE is determined by dividing the price of an ordinary share in New Israeli Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date. The prices does not include broker's commissions.

         Except for such transactions, Menora Holdings, Menora Insurance, Mivtachim Pensions, Menora Finance, Menora Gemel and Menora Mutual Funds have not effected any transactions in the shares of Class A Stock since May 18, 2008.

         (d) No person other than Menora Holdings, Menora Insurance, Menora Finance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
        -------------------------------------------------------------

         None.

Item 7. Material to be Filed as Exhibits.
        ---------------------------------

         Exhibit 1 - Joint Filing Agreement

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: July 16, 2008


                                      MENORA MIVTACHIM HOLDINGS LTD.

                                      By: /s/Ari Kalman  /s/Yoni Tal
                                      Name: Ari Kalman,    Yoni Tal
                                            -----------------------
                                      Title:   Deputy Managing Director, C.I.O

                                      MENORA MIVTACHIM INSURANCE LTD.

                                      By:  /s/Ari Kalman  /s/Yoni Tal
                                           --------------------------
                                      Name: Ari Kalman, Yoni Tal
                                      Title:   C.E.O, C.I.O

                                      MENORA MIVTACHIM PENSIONS LTD.

                                      By: /s/ Yacov Rozen   /s/Rami Armon
                                          -------------------------------
                                      Name: Yacov Rozen, Rami Armon
                                      Title:         C.E.O      , C.I.O

                                      MENORA MIVTACHIM FINANCE LTD.

                                      By: /s/ Yehuda Ben Assayag  /s/Yoni Tal
                                          -----------------------------------
                                      Name: Yehuda Ben Assayag, Yoni Tal
                                      Title:   C.E.O, Director

                                      MENORA MIVTACHIM GEMEL LTD.

                                      By: /s/ Itai Yaakov /s/Yehuda Ben Assayag
                                          -------------------------------------
                                      Name:  Itai Yaakov, Yehuda Ben Assayag
                                      Title:    C.E.O, Director

                                      MENORA MIVTACHIM MUTUAL FUNDS LTD.

                                      By: /s/Ronen Avigdor /s/Yehuda Ben Assayag
                                          --------------------------------------
                                      Name: Ronen Avigdor, Yehuda Ben Assayag
                                      Title:   C.E.O, Director

                                                                      Schedule 1

                         List of Officers and Directors

 Menora Mivtachim Holdings Ltd.

Name                                    Position
----                                    --------
Menahem Gurevitch                       Chairman of the Board of Directors
                                          and Chief Executive Officer
Ari Kalman                              Deputy Managing Director
Gedalia Doron                           Director
Shlomo Milo                             Director
Jacob Segal                             Director
Bar Cochva Ben-Gera                     Director
Eran Grifel                             Director
Yoni Tal                                Chief Investment Officer
Shai Kompel                             Chief Financial Officer
Shmuel Schwartz                         Internal Auditor


Menora Mivtachim Insurance Ltd.

Name                                    Position
----                                    --------
Menahem Gurevitch                       Chairman of the Board of Directors
Gedalia Doron                           Director
Shlomo Milo                             Director
Jacob Segal                             Director
Kviateck Uri                            Director
Ari Kalman                              Director and Chief Executive Officer
Eran Grifel                             Director
Bar Cochva Ben-Gera                     Director
Yoni Tal                                Deputy Managing Director and
                                          Investment Division Manager
Shai Kompel                             Deputy Managing Director and
                                          Accounting Division Manager
Menachem Harpaz                         Deputy Managing Director and
                                          Non-life Division Manager
Shmuel Schwartz                         Internal Auditor
Yehuda Grossman                         Information and Technology Division
                                          Manager
Dr. Avraham Levenglick                  Assistant General Manager and
                                          Chief Actuary
Gershon Gurevitch                       V.P Logistics and Properties
Gadi Ben - Hamo                         Assistant General Manager and
                                          North Division Manager
Yaron Dwek                              Deputy Managing Director and
                                          Life Insurance Division Manager

Menora Mivtachim Finance Ltd.

Name                                    Position
----                                    --------
Yacov Rozen                             Chairman of the Board of Directors
Yoni Tal                                Director
Shai Kompel                             Director
Eran Grifel                             Director
Ari Kalman                              Director
Gedalia Doron                           Director
Yehuda Ben Assayag                      Chief Executive Officer

Menora Mivtachim Gemel Ltd.

Name                                    Position
----                                    --------
Yehuda Ben Assayag                      Chairman of the Board of Directors
Dudi Lydner                             Director
Yaron Dwek                              Director
Guy Iluz                                Director
Tzipi Samet                             Director
Hezi Zaieg                              Director
Yossi Gordon                            Director
Itai Yaakov                             Chief Executive Officer

Menora Mivtachim Pensions Ltd.

Name                                    Position
----                                    --------
Menahem Gurevitch                       Chairman of the Board of Directors
Ari Kalman                              Director
Shmuel Slavin                           Director
Haim Katz                               Director
Tzipi Samet                             Director
Eran Grifel                             Director
Yoram Belizovski                        Director
Gedalia Doron                           Director
Hezi Zaieg                              Director
Yacov Rozen                             Chief Executive Officer
Motti Dahan                             Chief Operation and Service Officer
Guy Krieger                             Legal Advisor and General Counsel
Yeshayahu Orzitzer                      Chief Actuary
Dudi Lydner                             Chief Product and Development Officer
Israel Ezra                             Chief Financial Officer
Eli Hillel                              Chief Audit Executive
Rami Armon                              Chief Investment Officer
Ronny Shilo                             Division Human Resources
                                          and Administrative Manager
Eyal Azmon                              Marketing Manager

Menora Mivtachim Mutual Funds Ltd.

Name                                    Position
----                                    --------
Yehuda Ben Assayag                      Chairman of the Board of Directors
Avi Sternschuss                         Director
Rami Armon                              Director
Hayim Levi                              Director
Eitan Barak                             Director
Anat Bavitz                             Director
Ronen Avigdor                           Chief Executive Officer